Exhibit 99.1

Execution Version

FAIRFAX FINANCIAL HOLDINGS LIMITED,

Issuer

and

THE BANK OF NEW YORK MELLON,

United States Trustee, Paying Agent and Security Registrar

BNY TRUST COMPANY OF CANADA,

Canadian Trustee

THE BANK OF NEW YORK MELLON, LONDON BRANCH

London Paying Agent

Indenture

Dated as of March 29, 2018

- i -

(cont’d)

- ii -

(cont’d)

		Page
SECTION 6.09	Corporate Trustee Required; Eligibility	41
SECTION 6.10	Resignation and Removal; Appointment of Successor	41
SECTION 6.11	Acceptance of Appointment by Successor	42
SECTION 6.12	Merger, Conversion, Amalgamation, Consolidation or Succession to Business	43
SECTION 6.13	Appointment of Authenticating Agent	43
SECTION 6.14	Acceptance of Trusts	44
SECTION 6.15	No Liability for Co-Trustee	45
ARTICLE SEVEN
HOLDERS’ LISTS
SECTION 7.01	Issuer to Furnish Trustee Names and Addresses of Holders	45
ARTICLE EIGHT
AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE
SECTION 8.01	Issuer May Consolidate, etc., Only on Certain Terms	45
SECTION 8.02	Successor Person Substituted	46
ARTICLE NINE
SUPPLEMENTAL INDENTURES
SECTION 9.01	Supplemental Indentures Without Consent of Holders	46
SECTION 9.02	Supplemental Indentures with Consent of Holders	47
SECTION 9.03	Execution of Supplemental Indentures	48
SECTION 9.04	Effect of Supplemental Indentures	48
SECTION 9.05	Reference in Securities to Supplemental Indentures	48
SECTION 9.06	Notice of Supplemental Indentures	48
ARTICLE TEN
COVENANTS
SECTION 10.01	Payment of Principal, Premium, if any, and Interest	48
SECTION 10.02	Maintenance of Office or Agency	49
SECTION 10.03	Money for Securities Payments to Be Held in Trust	49
SECTION 10.04	Corporate Existence	50
SECTION 10.05	Limitation on Liens on Capital Stock of Restricted Subsidiaries	50
SECTION 10.06	Waiver of Certain Covenants	51
SECTION 10.07	Available Information	51
SECTION 10.08	Payments of Additional Amounts	51
ARTICLE ELEVEN
REDEMPTION OF SECURITIES
SECTION 11.01	Applicability of Article	53

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(cont’d)

		Page
SECTION 11.02	Election to Redeem; Notice to Trustee	53
SECTION 11.03	Selection by Trustee of Securities to Be Redeemed	53
SECTION 11.04	Notice of Redemption	53
SECTION 11.05	Deposit of Redemption Price	54
SECTION 11.06	Securities Payable on Redemption Date	54
SECTION 11.07	Securities Redeemed in Part	55
SECTION 11.08	Tax Redemption	55
ARTICLE TWELVE
SINKING FUNDS
SECTION 12.01	Applicability of Article	55
ARTICLE THIRTEEN
REPAYMENT AT OPTION OF HOLDERS
SECTION 13.01	Applicability of Article	55
ARTICLE FOURTEEN
DEFEASANCE AND COVENANT DEFEASANCE
SECTION 14.01	Issuer’s Option to Effect Defeasance or Covenant Defeasance	56
SECTION 14.02	Defeasance and Discharge	56
SECTION 14.03	Covenant Defeasance	56
SECTION 14.04	Conditions to Defeasance or Covenant Defeasance	56
SECTION 14.05	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions	58
ARTICLE FIFTEEN
JUDGMENT CURRENCY
SECTION 15.01	Judgment Currency	59

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INDENTURE, dated as of March 29, 2018, by and among FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation duly organized and existing under the laws of Canada (herein called the “Issuer”), having its principal office at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7, Canada, THE BANK OF NEW YORK MELLON, a corporation organized and existing under the laws of the State of New York, as United States trustee (herein called the “United States Trustee” or the “Trustee”), paying agent and securities registrar, BNY TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all the provinces and territories of Canada (herein called the “Canadian Trustee” and, together with the United States Trustee, the “Trustees”), and THE BANK OF NEW YORK MELLON, LONDON BRANCH, as London paying agent (herein called the “London Paying Agent”).

RECITALS

The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its debentures, notes or other evidences of indebtedness (herein called the “Securities”), to be issued in one or more series as in this Indenture (as defined below) provided.

All things necessary to make this Indenture a legal, valid and binding agreement of the Issuer, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders (as defined below) thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.01                                           Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)                              the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular, except that references to the “Trustee” (singular) shall mean only the United States Trustee and references to the “Trustees” (plural) shall mean the United States Trustee and the Canadian Trustee;

(2)                              all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in effect from time to time or, if different and then used by the Issuer for its public financial reporting purposes in Canada, generally accepted accounting principles in Canada or the United States; and

(3)                              the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Articles Three, Six and Fourteen are defined in those Articles.

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.04(a).

“ACTUAL/ACTUAL (ICMA)” refers to the payment convention as defined in the rulebook of the International Capital Market Association, which means, as of the date of this Indenture, that interest is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid (or from and including the issue date, if no interest has been paid) to but excluding the next scheduled Interest Payment Date.

“Additional Amounts” has the meaning specified in Section 10.08.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Paying Agent, Securities Registrar, Authenticating Agent, transfer agent, Exchange Rate Agent and any other agent appointed by the Issuer under this Indenture.

“Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Securities.

“Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

“Board of Directors” means either the board of directors of the Issuer or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the United States Trustee and/or the Canadian Trustee, as the context requires.

“Business Day”, when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close, and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the “TARGET2 system”) or any successor thereto, operates.

“Canadian Corporate Trust Office” means the principal office of the Canadian Trustee in the City of Toronto, Ontario, at which at any particular time its corporate trust business shall be administered, which office on the date hereof is located at 1 York St., 6th Floor, Toronto, Ontario, Canada, M5J 0B6.

“Canadian Exempted Security” means any Security that is issued in reliance upon the exemption from the prospectus requirements of applicable Canadian securities laws.

“Canadian Tax Act” has the meaning specified in Section 10.08.

“Common Safekeeper” means, with respect to the Securities issued in a form of one or more Global Securities under the New Safekeeping Structure, Euroclear Bank, SA/NV or Clearstream Banking, S.A., or another Person designated as Common Safekeeper by Euroclear Bank, SA/NV or Clearstream Banking, S.A.

“Common Service Provider” means, with respect to Securities of any series issued in the form of one or more Global Securities under the New Safekeeping Structure, initially, The Bank of New York Mellon, London Branch and any subsequent Person appointed by ICSDs to service such Securities.

“Consolidated Subsidiary” means, at any date, with respect to the Issuer, any Subsidiary or other entity the accounts of which are consolidated with those of the Issuer in the consolidated financial statements of the Issuer as of such date in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Conversion Event” has the meaning specified in Section 3.11(b).

“Corporate Trust Office” means the offices of the respective Trustees at which any time its corporate trust business shall be principally administered, which offices as of the date of this Indenture are located at the U.S. Corporate Trust Office (with respect to the United States Trustee) and the Canadian Corporate Trust Office (with respect to the Canadian Trustee), as the context requires, or at such other address as the United States Trustee or Canadian Trustee, as applicable, may designate from time to time by notice to the Holders and the Issuer, or the corporate trust office of any successor trustee.

“corporation” includes corporations, associations, companies and business trusts.

“Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Defaulted Interest” has the meaning specified in Section 3.07.

“Definitive Security” means a Security issued in definitive, non-global form, registered in the name of the Holder thereof.

“Depositary” means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, a clearing agency (including the ICSDs) that is designated to act as Depositary for such Securities as contemplated by Section 3.01.

“Distribution Compliance Period” means the 40-day distribution compliance period as defined in Regulation S, as notified by the Issuer to the Trustee.

“Euro” or “€” means the single currency of the participating member states from time to time of the European Union described in legislation of the European Council for the operation of a single unified European currency (whether known as the Euro or otherwise).

“Event of Default” has the meaning specified in Section 5.01.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Rate Agent” has the meaning specified in Section 10.02.

“Exchange Rate Officer’s Certificate” means a certificate setting forth (a) the applicable Market Exchange Rate and (b) the Euro or Foreign Currency amounts of principal (and premium, if any) and interest, if any (on an aggregate basis and on the basis of a Security having the lowest denomination principal amount determined in accordance with Section 3.02 in the relevant Currency), payable with respect to a Security of any series on the basis of such Market Exchange Rate, signed by the Exchange Rate Agent.

“Excluded Taxes” has the meaning specified in Section 10.08.

“Exempted Security” means either a Canadian Exempted Security or a U.S. Exempted Security.

“Foreign Currency” means any Currency other than the Euro.

“Global Security” means a Security issued in global form, registered in the name of the Depositary or Depositaries or a common depositary or Common Safekeeper therefor (or any of their respective nominees) in accordance with its or their applicable procedures.

“Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to Section 3.01, securities which are (a) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt. In the case of Euros, the government which issued the relevant Currency shall be deemed to be the German government, unless otherwise specified with respect to any series of Securities pursuant to Section 3.01.

“Holder” means the Person in whose name a Security is registered in the Security Register.

“IOA” has the meaning specified in Section 3.12(a).

“ICSDs” means Euroclear Bank, SA/NV and Clearstream Banking, S.A.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular series of Securities established as contemplated by Section 3.01; provided, however, that, if at any time more than one trustee is acting as trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities for which such Person is trustee established as contemplated by Section 3.01, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such trustee but to which such Person, as such trustee, was not a party.

“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity at the rate prescribed in such Original Issue Discount Security.

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Issuer” means the Person named as the “Issuer” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Issuer” shall mean such successor Person.

“Issuer Order” or “Issuer Request” means a written order or request signed in the name of the Issuer by its Chairman, its President, any Vice President, its Treasurer or an Assistant Treasurer, and delivered to the United States Trustee and/or the Canadian Trustee, as the context requires.

“Judgment Currency” has the meaning specified in Section 15.01.

“Lien” means any mortgage, pledge, hypothecation, lien, encumbrance, charge or security interest of any kind.

“London Paying Agent” has the meaning specified in Section 3.05.

“Market Exchange Rate” means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, (a) for any conversion involving a currency unit on the one hand and Euros or any Foreign Currency on the other, the exchange rate between the relevant currency unit and Euros or such Foreign Currency calculated by the method specified pursuant to Section 3.01 for the Securities of the relevant series; (b) for any conversion of Euros into (i) U.S. Dollars, at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second Business Day prior to the relevant measurement date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recent U.S. Dollar/Euro exchange rate published in The Wall Street Journal (or similar widely-circulated financial publication then available) on or prior to the second Business Day prior to the relevant measurement date, or (ii) into any other Foreign Currency, at the rate prevailing on the second Business Day prior to the relevant measurement date in the London foreign exchange markets in accordance with normal banking procedures; and (c) for any conversion of one Foreign Currency into Euros or another Foreign Currency, the average daily exchange rate in the relevant market at which, in accordance with normal banking procedures, the Euros or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in London or any other principal market for Euros or such purchased Foreign Currency, in each case determined by the Exchange Rate Agent. Unless otherwise specified with respect to any Securities pursuant to Section 3.01, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (a), (b) and (c), the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such quotations from one or more major banks in New York City, London or other principal market for such Currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate. Unless otherwise specified by the Exchange Rate Agent, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a nonresident issuer of securities designated in such Currency would purchase such Currency in order to make payments in respect of such securities.

“Material Subsidiary” means, at any date, any Consolidated Subsidiary of the Issuer whose total assets after excluding intercompany accounts are in excess of 10% of the total assets of the Issuer and its Consolidated Subsidiaries, with any determination being made as at the end of the most recently completed fiscal year for which consolidated financial statements have been prepared, except to the extent that on such date the principal financial officers of the Issuer have actual knowledge that such assets are more or less than 10% of the total assets of the Issuer and its Consolidated Subsidiaries.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

“New Safekeeping Structure” means the structure under which registered Global Securities intended to be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem must be issued. Global Securities issued under the New Safekeeping Structure must be registered in the name of a nominee of the Common Safekeeper and safekept by the Common Safekeeper.

“Obligation” means indebtedness for money borrowed or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness.

“Officers’ Certificate” means a certificate signed by the Chairman, the President or a Vice President, together with any other of the foregoing, including another Vice President, or the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Issuer and delivered to the United States Trustee and/or the Canadian Trustee, as the context requires.

“Opinion of Counsel” means a written opinion of counsel containing the information specified in Section 1.02, who shall be counsel for the Issuer and who shall be acceptable to the Trustee.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02.

“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(a)                               Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(b)                              Securities, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(c)                               Securities, except to the extent provided in Sections 14.02 and 14.03, with respect to which the Issuer has effected defeasance and/or covenant defeasance as provided in Article Fourteen; and

(d)                             Securities which have been paid pursuant to Section 3.06 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented proof satisfactory to the Trustee that such

Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Issuer (and, in the case of a Global Security issued under the New Safekeeping Structure, effectuated by the Common Safekeeper); provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof pursuant to Section 5.02, (ii) the principal amount of any Security denominated in a Foreign Currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the Euro equivalent, determined as of the date such Security is originally issued by the Issuer as set forth in an Exchange Rate Officer’s Certificate delivered to the Trustees, of the principal amount (or, in the case of an Original Issue Discount Security, the Euro equivalent as of such date of original issuance of the amount determined as provided in clause (i) above), of such Security and (iii) Securities owned by the Issuer or any other obligor upon the Securities or any Affiliate of the Issuer or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which are certified to a Responsible Officer of the Trustee in writing as so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Issuer or any other obligor upon the Securities or any Affiliate of the Issuer or of such other obligor.

“Paying Agent” means any Person authorized by the Issuer to pay the principal of (or premium, if any) or interest on any Securities on behalf of the Issuer, including any London Paying Agent.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment” means, when used with respect to the Securities of or within any series, the place or places where the principal of (and premium, if any) and interest on such Securities are payable as specified as contemplated by Sections 3.01 and 10.02.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.06 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

“Purchase Money Lien” means (a) any Lien upon any capital stock of any Restricted Subsidiary acquired after the date hereof if such Purchase Money Lien is for the purpose of financing, and does not exceed, the cost to the Issuer or any Subsidiary of acquiring the capital stock of such Restricted Subsidiary and such financing is effected concurrently with, or within six months after, the date of such acquisition, and (b) any extension, renewal or refinancing of any Purchase Money Lien so long as the principal amount of obligations secured thereby shall not exceed the original principal amount of obligations so secured at the time of such extension, renewal or refinancing.

“QIB” means a “qualified institutional buyer” as defined under Rule 144A.

“Redemption Date”, when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of or within any series means the date specified for that purpose as contemplated by Section 3.01.

“Regulation S” means Regulation S under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“Regulation S Global Security” means a Global Security which is required to bear the legend set forth in Section 2.04(2).

“Responsible Officer” means, when used with respect to the either the United States Trustee or the Canadian Trustee or any Agent, any officer in the Corporate Trust Office (or any successor group of thereof) including any managing director, director, vice president, assistant vice president, or any other officer of either the United States Trustee or the Canadian Trustee, as applicable, or such Agent customarily performing functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his knowledge and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Global Security” means a Global Security which is required to bear the legend set forth in Section 2.04(1).

“Restricted Subsidiary” means any Subsidiary that is a licensed insurance company, other than any licensed insurance company that the Board of Directors, in good faith, determines is not, individually or together with any other licensed insurance company as to which a similar determination has been made, material to the business of the Issuer and its Subsidiaries, considered as a whole.

“Rule 144” means Rule 144 under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“Rule 144A” means Rule 144A under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as a trustee under this Indenture, “Securities” with respect to the Indenture as to which such Person is trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not trustee.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 3.05.

“Special Record Date” for the payment of any Defaulted Interest on the Securities of or within any series means a date fixed by the Trustee pursuant to Section 3.07.

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

“Subsidiary” means a corporation or business trust, a majority of the outstanding Voting Stock of which is owned, directly or indirectly, by the Issuer or one or more other Subsidiaries, or by the Issuer and one or more other Subsidiaries.

“Taxes” has the meaning specified in Section 10.08.

“Trustee” means the Persons named as the “ Trustee” in the first paragraph of this instrument, until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall refer instead to each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean only the Trustee with respect to Securities of that series.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed.

“U.S. Corporate Trust Office” means the principal office of the United States Trustee in the Borough of Manhattan, The City of New York, New York, at which at any particular time its corporate trust business shall be administered, which office on the date hereof is located at 101 Barclay Street, Floor 7 East, New York, New York 10286.

“U.S. Dollar” or “US$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

“U.S. Exempted Security” means any Security that is issued in reliance upon the exemption from the registration requirements of the Securities Act pursuant to Rule 144A or Regulation S.

“U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act.

“Vice President”, when used with respect to the Issuer or the Trustees, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“Voting Stock” means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Yield to Maturity” means the yield to maturity, computed at the time of issuance of a Security (or, if applicable, at the most recent redetermination of interest on such Security) and as set forth in such Security in accordance with generally accepted United States bond yield computation principles.

SECTION 1.02                                           Compliance Certificates and Opinions. Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, if required by this Indenture or requested by the Trustee, the Issuer shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Each such Officers’ Certificate or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(1)                              a statement that each individual signing such certificate or opinion has read and understands such covenant or condition and the definitions herein relating thereto;

(2)                              a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)                              a statement that, in the opinion of each such individual, he has made such examination or investigation as he believes necessary to enable him to make the statements or give the opinions contained or expressed therein; and

(4)                              a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

SECTION 1.03                                           Form of Documents Delivered to Trustee.  In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 1.04                                           Acts of Holders.

(a)                               Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Securities of all series or one or more series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the applicable Trustees and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustees and the Issuer, if made in the manner provided in this Section.

(b)                              The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c)                               The principal amount and serial numbers of Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

(d)                             If the Issuer shall solicit from the Holders of Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuer may, at its option, by or pursuant to Board Resolution or Officers’ Certificate, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuer shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such Board Resolution or Officers’ Certificate, which (i) in the case of a Global Security issued under the New Safekeeping Structure, shall be in compliance with the applicable rules of the ICSDs, and (ii) for any other Securities, shall be a date not earlier than the date 15 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(e)                               Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustees or the Issuer in reliance thereon, whether or not notation of such action is made upon such Security.

SECTION 1.05                                           Notices, Etc. to the Trustees and the Issuer. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)                              either of the Trustees by any Holder or by the Issuer shall be sufficient for every purpose hereunder if made, given, furnished or delivered, in writing to or with the Trustees at their respective Corporate Trust Offices; or

(2)                              the Issuer by the Trustees or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Issuer addressed to it at the address of its principal office specified in the first paragraph of this Indenture and marked for the attention of the Secretary, or at any other address previously furnished in writing to the Trustees by the Issuer.

Each of the Trustees agrees to accept and act upon written instructions or directions pursuant to this Indenture sent by unsecured e-mail in PDF format, facsimile transmission or other similar unsecured electronic methods. If the party elects to give the Trustees e-mail or facsimile instructions (or instructions by a similar electronic method) and either of the Trustees in its discretion elects to act upon such instructions, each of the Trustees’ reasonable understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any damages, claims, losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such instructions. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustees, including without limitation the risk of the Trustees acting on unauthorized instructions, and the risk or interception and misuse by third parties.

SECTION 1.06                                           Notice to Holders; Waiver. Where this Indenture provides for notice of any event to Holders of Securities by the Issuer or the Trustees, such notice shall be sufficiently given (unless otherwise herein expressly provided) (a) if to Holders of Definitive Securities, such notice is in writing and mailed, first-class postage prepaid, to each such Holder, at his address as it appears in the Security Register, and (b) if to Holders of Global Securities, such notice is given to the applicable Depositary therefor in accordance with its applicable procedures, in each case, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Securities. Any notice given to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Securities when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be sufficient giving of such notice for every purpose hereunder.

Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 1.07                                           Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 1.08                                           Successors and Assigns.  All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

SECTION 1.09                                           Separability Clause.  In case any provision in this Indenture or in any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.10                                           Benefits of Indenture.  Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar, any other Agent appointed pursuant to this Indenture and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 1.11                                           Governing Law.  This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 1.12                                           Legal Holidays.  In any case where any Interest Payment Date, Redemption Date, or other payment date, or the date of the Stated Maturity or Maturity, of any Security shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of any Security other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, or other payment date, or at the Stated Maturity or Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, or other payment date, Stated Maturity or Maturity, as the case may be, on the account of such delay.

SECTION 1.13                                           Multiple Originals.  The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. Delivery of an executed counterpart of a signature page to this Indenture by telecopier, facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery as a manually executed counterpart thereof and may be used in lieu of the original Indenture for all purposes.

SECTION 1.14                                           Submission to Jurisdiction; Waiver of Immunities.  By the execution and delivery of this Indenture, the Issuer (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System, 1633 Broadway, New York, New York 10019 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Securities or this Indenture that may be instituted in any federal or New York state court located in The City of New York, or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or for any actions arising out of or related to this Indenture or the Securities, and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to it (mailed or delivered to its Secretary at the Issuer’s principal office in Toronto, Canada as specified in the first paragraph of this Indenture), shall be deemed in every respect effective service of process upon it in any such suit or proceeding. The Issuer further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as this Indenture shall be in full force and effect.

To the extent that the Issuer has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Issuer hereby irrevocably waives such immunity in respect of their obligations under this Indenture and the Securities, to the extent permitted by law.

SECTION 1.15                                           Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 1.16                                           USA PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee (in all capacities), like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

ARTICLE TWO
SECURITY FORMS

SECTION 2.01                                           Forms Generally.  The Securities of each series shall be in substantially the forms as shall be established by or pursuant to a Board Resolution and Officers’ Certificate or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities.

The Trustee’s certificate of authentication on all Securities shall be in substantially the form set forth in this Article.

Definitive Securities shall be printed, lithographed or engraved on steel-engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

The Securities shall be issuable only in fully registered form (and, in the case of Securities issued in the form of Global Securities under the New Safekeeping Structure, effectuated by the Common Safekeeper).

SECTION 2.02                                           Form of Trustee’s Certificate of Authentication.

(1)                              Subject to Section 6.12, the Trustee’s certificate of authentication shall be in substantially the following form:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Signatory

(2)                              Notwithstanding anything herein to the contrary, with respect to any Global Securities issued under the New Safekeeping Structure, such Global Securities shall be authenticated by the Securities Registrar and the certificate of authentication shall be in substantially the following form:

THE BANK OF NEW YORK MELLON, as Securities Registrar

By:
Name:
Title:

and any and all references to authentication of Securities by the Trustee in this Indenture in respect of Global Securities issued under the New Safekeeping Structure shall be deemed to be a reference to authentication by the Securities Registrar.

SECTION 2.03                                           Securities Issuable in Global Form. If Securities of or within a series are specified to be issuable as Global Securities as contemplated by Section 3.01, then, notwithstanding clause (8) of Section 3.01, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate amount of Outstanding Securities of such series represented thereby may from time to time be increased or decreased to reflect transfers and exchanges. Any endorsement of a Global Security to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in the Issuer Order to be delivered to the Trustee pursuant to Section 3.03 or Section 3.04 (and which, in the case of Global Securities under the New Safekeeping Structure, shall be effectuated by the Common Safekeeper). Subject to the provisions of Section 3.03 and, if applicable, Section 3.04, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Issuer Order. If an Issuer Order pursuant to Section 3.03 or Section 3.04 has been, or simultaneously is, delivered, any instructions by the Issuer with respect to endorsement or delivery or redelivery of a Global Security shall be in writing but need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel.

The provisions of the last sentence of Section 3.03 shall apply to any Security represented by a Global Security if such Security was never issued and sold by the Issuer and the Issuer delivers to the Trustee the Global Security together with written instructions (which need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 3.03.

SECTION 2.04                                           Legends. The following legends shall appear on the face of all Exempted Securities (and, with respect to the legend in Section 2.04(4), all Global Securities (whether or not Exempted Securities)) issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1)                              U.S. 144A Private Placement Legend. Each U.S. Exempted Security issued in reliance upon the exemption from the registration requirements of the Securities Act pursuant to Rule 144A shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER: (1) REPRESENTS THAT (A) IT IS A “QUALIFIED

INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; (2) AGREES THAT IT WILL NOT, PRIOR TO EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THIS SECURITY UNDER RULE 144 UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION), RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT (AND WHICH CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER) OR (E) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT; AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IF THE PROPOSED TRANSFEREE IS A PURCHASER WHO IS NOT A QUALIFIED INSTITUTIONAL BUYER OR A U.S. PERSON, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE BANK OF NEW YORK MELLON, AS TRUSTEE (OR A SUCCESSOR TRUSTEE, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THIS LEGEND WILL BE REMOVED UPON THE EARLIER OF THE TRANSFER OF THIS SECURITY PURSUANT TO CLAUSE 2(D) ABOVE OR UPON ANY TRANSFER OF THIS SECURITY UNDER RULE 144 UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION). AS USED IN THIS SECURITY, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

(2)                              U.S. Regulation S Legend. Each U.S. Exempted Security issued in reliance upon the exemption from the registration requirements of the Securities Act pursuant to Regulation S shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE OR OTHER SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUISITION OF THIS SECURITY, AGREES THAT, PRIOR TO THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN REGULATION S (“REGULATION S”) UNDER THE SECURITIES ACT), NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF THE INDENTURE REFERRED TO HEREIN.

THE FOREGOING LEGEND MAY BE REMOVED FROM THIS NOTE AFTER 40 DAYS BEGINNING ON AND INCLUDING THE LATER OF (A) THE DATE ON WHICH THE NOTES ARE OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN

REGULATION S UNDER THE SECURITIES ACT) AND (B) THE ORIGINAL ISSUE DATE OF THE NOTES.

(3)                              Canadian Legend.  Each Canadian Exempted Security shall bear a legend in substantially the following form:

WITH RESPECT TO ANY SECURITY THAT IS SOLD PURSUANT TO THE ORIGINAL DISTRIBUTION IN CANADA, UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE ON WHICH THIS SECURITY IS ISSUED.

(4)                              Global Notes Legend. Each Global Security shall bear a legend in substantially the following form:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF [INSERT NAME OF DEPOSITARY] TO THE ISSUER (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF [INSERT NAME OF DEPOSITARY NOMINEE] OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF [INSERT NAME OF DEPOSITARY] (AND ANY PAYMENT IS MADE TO [INSERT NAME OF DEPOSITARY NOMINEE] OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF [INSERT NAME OF DEPOSITARY]), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, [INSERT NAME OF DEPOSITARY NOMINEE], HAS AN INTEREST HEREIN.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY [INSERT NAME OF DEPOSITARY] TO A NOMINEE OF [INSERT NAME OF DEPOSITARY] OR BY A NOMINEE OF [INSERT NAME OF DEPOSITARY] TO [INSERT NAME OF DEPOSITARY] OR ANOTHER NOMINEE OF [INSERT NAME OF DEPOSITARY] OR BY [INSERT NAME OF DEPOSITARY] OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITORY.

ARTICLE THREE
THE SECURITIES

SECTION 3.01                                           Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and set forth in an Officers’ Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (1), (2) and (16) below), if so provided, may be determined from time to time by the Issuer with respect to unissued Securities of the series and set forth in such Securities of the series when issued from time to time):

(1)                              the title of the Securities of the series (which shall distinguish the Securities of the series from all other series of Securities);

(2)                              any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to, Sections 3.04, 3.05, 3.06, 9.05, or 11.07);

(3)                              the date or dates, or the method or methods by which such date or dates will be determined or extended, on which the principal of the Securities of the series is payable;

(4)                              the rate or rates at which the Securities of the series shall bear interest, if any, or the method or methods by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method or methods by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Security on any Interest Payment Date, or the method or methods by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than on an ACTUAL/ACTUAL (ICMA) basis;

(5)                              the place or places, if any, other than or in addition to the City of London, England or the Borough of Manhattan, the City of New York, where the principal of (and premium, if any) and any interest on Securities of the series shall be payable, any Securities of the series may be surrendered for registration of transfer, Securities of the series may be surrendered for exchange and, if different than the location specified in Section 1.05, the place or places where notices or demands to or upon the Issuer in respect of the Securities of the series and this Indenture may be served;

(6)                              the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Issuer, if the Issuer is to have that option;

(7)                              the obligation, if any, of the Issuer to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(8)                              if other than denominations of €100,000 and any integral multiples of €1,000 in excess thereof, the denominations in which any Securities of the series shall be issuable;

(9)                              the identity of each Security Registrar, Paying Agent and any other Agent with respect to such series;

(10)                      if other than the principal amount thereof, the portion of the principal amount of Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.02 or the method by which such portion shall be determined;

(11)                      if other than Euros, the Currency in which payment of the principal of (and premium, if any) or interest, if any, on the Securities of the series shall be payable or in which the Securities of the series shall be denominated and the particular provisions applicable thereto in accordance with, in addition to or in lieu of any of the provisions of Section 3.11;

(12)                      whether the amount of payments of principal of (and premium, if any) or interest on the Securities of the series may be determined with reference to a formula or other method, and the manner in which such amounts shall be determined;

(13)                      whether the principal of (and premium, if any) and interest, if any, on the Securities of the series are to be payable, at the election of the Issuer or a Holder thereof, in a Currency other than that in which such Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Securities are denominated or stated to be payable and the Currency in which such Securities are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of Section 3.11;

(14)                      any provisions limiting the applicability of, in modification of, in addition to or in lieu of the provisions of Article Fourteen that shall be applicable to the Securities of the series;

(15)                      provisions, if any, granting special rights to the Holders of Securities of the series upon the occurrence of such events as may be specified;

(16)                      any deletions from, modifications of or additions to the Events of Default or covenants of the Issuer with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(17)                      whether any Securities of the series are to be issuable as Global Securities and, if so, (i) whether beneficial owners of interests in any such Global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 3.05 and (ii) the Depositary or Depositaries for such Global Securities, if other than the ICSDs;

(18)                      the Person to whom any interest on any Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

(19)                      any guarantees to apply with respect to the Securities of the series;

(20)                      if Securities of the series are to be issuable as Definitive Securities (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions; and

(21)                      any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution and set forth in such Officers’ Certificate or in any such indenture supplemental hereto. Not all Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series.

The Issuer may, from time to time, without notice or consent of the Holders, create and issue additional Securities of a series so that such additional Securities may be consolidated and form a single series with the Securities of the same series initially issued by the Issuer and shall have the same terms as to status, redemption and otherwise as the Securities of the same series originally issued (except as to issue date, issue price and initial Interest Payment Date); provided that, if the additional Securities of that series are not fungible with the Outstanding Securities of that series for U.S. federal income tax purposes, the additional Securities of that series will have separate CUSIP, ISIN and/or Common Code numbers, as applicable, from the Securities originally issued in that series.

If any of the terms of the series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee at or prior to the delivery of the Officers’ Certificate setting forth the terms of the series.

SECTION 3.02                                           Denominations.  All Securities shall be issuable in such denominations as shall be specified as contemplated by Section 3.01. Securities of any series denominated in Euros, in the absence of any such provisions, shall be issuable in minimum denominations of €100,000 and any integral multiples of €1,000 in excess thereof.

SECTION 3.03                                           Execution, Authentication, Effectuation, Delivery and Dating.  The Securities shall be executed on behalf of the Issuer by its Chairman, its President, Chief Executive Officer, Chief Financial Officer, any Senior Vice President or any Vice President, under its corporate seal reproduced thereon attested by its Treasurer, any Assistant Treasurer, its Secretary or any Assistant Secretary. The signature of any of these officers on the Securities may be the manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Securities.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities of any series executed by the Issuer to the Trustee (or Authenticating Agent, if applicable) for authentication, together with an Issuer Order for the authentication and delivery of such Securities (and, if Global Securities are issued under the New Safekeeping Structure, for the Trustee to instruct (or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate such Global Securities), and the Trustee (or Authenticating Agent, if applicable), in accordance with the Issuer Order, shall authenticate, deliver and instruct (or cause the London Paying Agent to instruct) the Common Safekeeper to effectuate (if applicable) such Securities.

In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee and any Authenticating Agent shall be entitled to receive, and shall be fully protected in acting and relying upon, an Opinion of Counsel stating:

(a)                               that the form or forms of such Securities have been established in conformity with the provisions of this Indenture;

(b)                              that the terms of such Securities have been established in conformity with the provisions of this Indenture; and

(c)                               that such Securities, when completed by appropriate insertions and executed and delivered by the Issuer to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by the Issuer in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, to general equitable principles and to such other qualifications as such counsel shall conclude do not materially affect the rights of Holders of such Securities.

The Trustee or Authenticating Agent, as the case may be, shall not be required to authenticate and deliver any such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s or such Authenticating Agent’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee or such Authenticating Agent.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein, executed by the Trustee by manual signature (and, in the case of Global Securities issued under the New Safekeeping Structure, effectuated by the Common Safekeeper by the manual signature of an authorized signatory thereof), and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Security to the Trustee for cancellation as provided in Section 3.09 together with a written statement (which need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Issuer, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

SECTION 3.04                                           Temporary Securities. Pending the preparation of definitive Securities of any series, the Issuer may execute, and upon receipt of an Issuer Order, the Trustee shall authenticate and deliver, temporary Securities (and, in the case of Global Securities issued under the New Safekeeping Structure, the Trustee shall instruct, or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate the Global Securities and such Global Securities shall have been effectuated by the Common Safekeeper) which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine (and, in the case of temporary Global Securities issued under the New Safekeeping Structure, such temporary Global Securities shall be effectuated by the Common Safekeeper), as evidenced by their execution of such Securities. In the case of Securities of any series, such temporary Securities may be in the form of Global Securities.

If temporary Securities of any series are issued, the Issuer will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series, upon surrender of the temporary Securities of such series at the office or agency of the Issuer in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of like tenor of the same series of authorized denominations. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

SECTION 3.05                                           Paying Agents; Registration, Registration of Transfer and Exchange.  The Issuer shall cause to be kept at the Corporate Trust Office of the Trustee a register for each series of

Securities (the registers maintained in the Corporate Trust Office of the Trustee and in any other office or agency of the Issuer in a Place of Payment being herein sometimes collectively referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of Securities and of transfers of Securities. For so long as any Securities are listed on the Official List of the Irish Stock Exchange and admitted for trading on the Global Exchange Market, the Issuer shall also maintain an office or agency, including in the United Kingdom, where Securities may be presented for payment (the “London Paying Agent”) and an office or agency where notices and demands to or upon the Issuer, if any, in respect of the Securities and this Indenture may be served. Initially, the Issuer appoints The Bank of New York Mellon as a Paying Agent and The Bank of New York Mellon, London Branch as London Paying Agent. The Issuer may have one or more additional Paying Agents. The term “Paying Agent” includes any additional Paying Agent. As long as Securities with Euros designated as the Currency for such series remain Outstanding, the Issuer shall, to the extent reasonably practicable and permitted as a matter of law, ensure that there is a Paying Agent for the Securities in a member state of the European Union and/or the United Kingdom that will not be obliged to withhold or deduct tax pursuant to U.S. law in the event Definitive Securities are issued.

The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time. At all reasonable times, the Security Register for each series shall be open to inspection by the Trustee. The Trustee is hereby initially appointed as security registrar and transfer agent (the “Security Registrar”) for the purpose of registering Securities and transfers of Securities as herein provided. The Security Registrar shall keep a register of the Securities and of their transfer and exchange. The Issuer shall have the right to remove and replace from time to time the Security Registrar for any series of Securities; provided, however, that no such removal or replacement shall be effective until a successor Security Registrar with respect to such series of Securities shall have been appointed by the Issuer and shall have accepted such appointment by the Issuer. In the event that the Trustee shall not be or shall cease to be the Security Registrar with respect to a series of Securities, it shall have the right to examine the Security Register for such series at all reasonable times. There shall be only one Security Register for each series of Securities.

The Issuer may change any Agent without prior notice to the Holders. For so long as the Securities of any series are listed on the Official List of the Irish Stock Exchange and admitted for trading on the Global Exchange Market and the rules of the Irish Stock Exchange so require, the Issuer shall publish a notice of any change of Agent to the extent and in the manner permitted by such rules, posted on the official website of the Irish Stock Exchange (www.ise.ie).

Upon surrender for registration of transfer of any Security of any series at the office or agency in a Place of Payment for that series, the Issuer shall execute, and the Trustee or Authenticating Agent (if applicable) shall, upon Issuer Order, authenticate and deliver, in the name of the designated transferee, one or more new Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor and in the case of Global Securities issued under the New Safekeeping Structure, the Trustee shall instruct, or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate the Global Securities and such Global Securities shall have been effectuated by the Common Safekeeper.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series of like tenor, of any authorized denominations and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee, upon receipt of an Issuer Order, shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive. In the case of Securities issued in the form of Global Securities under the New Safekeeping Structure, the Trustee shall instruct, or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate the Global Securities reflecting such transfer, and such Global Securities shall have been effectuated by the Common Safekeeper.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing with such signature guaranteed by a commercial bank reasonably acceptable to the Security Registrar or by a member of a national securities exchange.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 3.04, 9.05 or 11.07 not involving any transfer.

Except as may otherwise be required by the rules of the ICSDs, the Issuer and the Security Registrar shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of that series under Section 11.03 and ending at the close of business on the day of the relevant notice of redemption or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part or (iii) to issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

Notwithstanding any provision to the contrary herein, so long as a Restricted Global Security or Regulation S Global Security remains Outstanding and is held by or on behalf of the Depositary for such Exempted Security, transfers of a Restricted Global Security or Regulation S Global Security, in whole or in part, or of any beneficial interest therein, shall only be made in accordance with Section 2.03, and this Section 3.05; provided, however, that a beneficial interest in a Restricted Global Security or Regulation S Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Exempted Security in accordance with the transfer restrictions set forth in this Indenture; provided, further, that during the applicable Distribution Compliance Period for any series of Securities, beneficial interests in a Regulation S Global Security of such series may be transferred only to non-U.S. Persons or QIBs in accordance with this Indenture and, in the case of transfers by Canadian Holders, only in compliance with Canadian securities laws.

Except for transfers or exchanges made in accordance with the next three succeeding paragraphs, transfers of a Restricted Global Security or Regulation S Global Security shall be limited to transfers of such Security in whole, but not in part, to nominees of the Depositary for such Security or to a successor of such Depositary or such successor’s nominee.

If the owner of a beneficial interest in a Restricted Global Security of any series at any time wishes to exchange its interest in such Restricted Global Security for an interest in a Regulation S Global Security of such series, or to transfer its interest in such Restricted Global Security to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security, such transfer or exchange may be effected, only in accordance with this paragraph and the rules and procedures of the Depositary for such Restricted Global Security or a participant thereof. Upon receipt by the Security Registrar  of (A) instructions directing the Security Registrar to credit or cause to be credited an interest in the Regulation S Global Security of a series in a specified principal amount and to cause to be debited an interest in the Restricted Global Security in such specified principal amount, and (B) a certificate in the form of Exhibit A attached hereto given by the owner of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Restricted Global Security and (x) pursuant to and in accordance with Regulation S or (y) that the Restricted Global Security being transferred is being transferred in a transaction permitted by Rule 144, then the Security Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the Restricted Global Security and the Depositary to increase or cause to be increased the principal amount of the Regulation S Global Security by the aggregate principal amount of the interest in the Restricted Global Security to be exchanged. Notwithstanding the foregoing, transfers of beneficial interests in a Regulation S Global Security made after the Distribution Compliance Period for such Security are not subject to the requirements of clause (B) of this paragraph.

If the owner of a beneficial interest in a Regulation S Global Security of any series at any time prior to the end of the Distribution Compliance Period for such Security wishes to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in a Restricted Global Security of such series, such transfer may be effected only in accordance with this paragraph and the rules and procedures of the Depositary for such Regulation S Global Security or a participant thereof. Transfers of beneficial interests in Regulation S Global Security made after the Distribution Compliance Period for such Security are not subject to the requirements of this paragraph. Upon receipt by the Security Registrar of (A) instructions directing the Security Registrar to credit or cause to be credited an interest in the Restricted Global Security of a series in a specified principal amount and to cause to be debited an interest in the Regulation S Global Security of such series in such specified principal amount, and (B) a certificate in the form of Exhibit B attached hereto given by the owner of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Security and stating that (x) the Person transferring such interest reasonably believes that the Person acquiring such interest is a QIB and is obtaining such interest in a transaction meeting the requirements of Rule 144A and any applicable securities laws of any state of the United States or (y) that the Person transferring such interest is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act and, in such circumstances, such legal opinion as the Issuer or the Trustee may reasonably request in order for the Issuer to ensure that the requested transfer or exchange is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, then the Security Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the Regulation S Global Security and to increase or cause to be increased the principal amount of the Restricted Global Security by the aggregate principal amount of the interest in the Regulation S Global Security to be exchanged or transferred.

In the event that a Restricted Global Security or Regulation S Global Security (or beneficial interest therein) is exchanged for Definitive Securities in certificated, registered form, such Securities may be exchanged only in accordance with such procedures as are substantially consistent with the preceding two paragraphs (including the certification requirements intended to ensure that such transfers comply with Rule 144A or Regulation S, as the case may be) and such other procedures as may from time to time be adopted by the Issuer and notified to the Trustee in writing.

Except as set forth in the second succeeding paragraph, if Exempted Securities are issued upon the transfer, exchange or replacement of Exempted Securities bearing the restricted legends set forth in Section 2.04 hereof, as applicable, the Exempted Securities so issued shall bear the applicable restricted legends, and a request to remove such restricted legends from Exempted Securities shall not be honored unless there is delivered to the Issuer such satisfactory evidence, which may include a legal opinion from counsel licensed to practice law in the State of New York or the Province of Ontario, as the context requires, as may be reasonably required by the Issuer, that neither the legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the provisions of Rule 144A or Rule 144 under the Securities Act or Canadian securities laws. Upon provision of such satisfactory evidence, the Trustee, at the direction of the Issuer, shall authenticate and deliver Securities that do not bear the applicable restricted legend. For the avoidance of doubt, any Global Security or Definitive Security representing a Canadian Exempted Security, if issued or transferred before the date that is four months and one day after the date of original issuance of such Canadian Exempted Security, shall bear a legend substantially in the same form as set out in Section 2.04(3).

The Trustees and the Agents shall have no responsibility for any actions taken or not taken by the Depositary or a participant thereof, as the case may be. The Trustees and the Agents shall not have any responsibility or obligation to any beneficial owner of an interest in a Global Security, a member of, or a participant in, the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities of any series or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount or delivery of any Securities of any series (or other security or property) under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Securities of any series shall be given or made only to or upon the order of the registered Holders (which shall be the Depositary or its nominee in the case of a Global Security). The rights of beneficial owners in any Global Security shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustees and the Agents may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

After the first anniversary of issuance of any Restricted Global Security, the Issuer may provide a certificate to the Trustee certifying that the restricted legend set forth in Section 2.04 hereof may be removed from the Restricted Global Security because such Restricted Global Security has become freely tradable on an unconditional basis by beneficial owners that are not Affiliates of the Issuer. Upon receipt of such certificate from the Issuer by the Trustee, the restricted legend on such Restricted Global Security will be deemed removed and the restricted CUSIP, ISIN and/or Common Code numbers, as applicable, will be substituted automatically for unrestricted CUSIP, ISIN and/or Common Code numbers, as applicable. No new Global Security will be required. If the Issuer issues additional Securities of a series, such additional Securities will be issued under separate CUSIP, ISIN and/or Common Code numbers, as applicable, until they become freely tradable on an unconditional basis, at which time they will be merged with the original Securities of such series. The additional Securities of such series will vote together with the original Securities of such series as a single class immediately following the reopening, but they will not be fungible with the original Securities of such series until they became freely tradable with and are merged into the CUSIP, ISIN and/or Common Code numbers, as applicable, for the original Securities of such series.

The Trustees and the Agents shall not have any obligation or duty to monitor, determine or inquire as to compliance with any tax or securities laws with respect to any restrictions on transfer imposed under this Indenture or under applicable law (including any transfers between or among Depositary participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Transfers and exchanges pursuant to Section 2.03 and this Section 3.05 may only be made between Securities of the same series. Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depositary or Depositaries therefor (or, if applicable, any Common Safekeeper), their respective successors or respective nominees.

Interests of beneficial owners in the Global Securities may be transferred or exchanged for Definitive Securities in accordance with the rules and procedures of the Depositary or Depositaries therefor and this Section 3.05. A Global Security shall be exchangeable for Definitive Securities if (i) the Depositary (or Depositaries) therefor notifies the Issuer that it is unwilling or unable to continue to act as Depositary for the Global Securities and a successor Depositary is not appointed by the Issuer within 90 days; (ii) the Issuer, at its option, notifies the Trustee in writing that it elects to exchange in whole, but not in part, the Global Securities for Definitive Securities; or (iii) the owner of an interest in a Global Security requests such exchange in writing to the relevant Depositary or Depositaries therefor following an Event of Default. In all cases, Definitive Securities delivered in exchange for any Global Security or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the applicable Depositary (in accordance with its customary procedures).

SECTION 3.06                                           Mutilated, Destroyed, Lost and Stolen Securities.  If any mutilated Security is surrendered to the Trustee, the Issuer shall execute and the Trustee, upon receipt of an Issuer Order, shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding (and, in the case of Global Securities issued under the New Safekeeping Structure, the Trustee shall instruct, or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate the Global Securities and such Global Securities shall have been effectuated by the Common Safekeeper) or, in case any such mutilated Security has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Security, pay such Security.

If there shall be delivered to the Issuer and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Security has been acquired by a protected purchaser, the Issuer shall execute and upon receipt of an Issuer Order, the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding, or, in case any such destroyed, lost or stolen Security has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series, issued pursuant to this Section in lieu of any destroyed, lost or stolen Security, shall constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 3.07                                           Payment of Interest; Interest Rights Preserved.  Unless otherwise provided as contemplated by Section 3.01 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such Interest Payment Date at the office or agency of the Issuer maintained for such purpose pursuant to Section 10.02.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in clause (1) or (2) below (subject to the rules of the ICSDs, if applicable):

(1)                              The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.01 for the Securities of such series and except, if applicable, as provided in Section 3.11(b) equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which (i) in the case of a Security issued in the form of a Global Security under the New Safekeeping Structure, shall be in compliance with the applicable rules of the ICSDs, and (ii) for any other Securities, shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in accordance with Section 1.06, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

(2)                              The Issuer may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

SECTION 3.08                                           Persons Deemed Owners.  Prior to due presentment of a Security for registration of transfer, the Issuer, the Trustees and each Agent may treat the Person in whose name such Security is registered, including a nominee of the ICSDs or the Common Safekeeper, as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.05and 3.07) interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Issuer, the Trustees, nor any Agent shall be affected by notice to the contrary.

None of the Issuer, the Trustees, or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Notwithstanding the foregoing, with respect to any Global Security, nothing herein shall prevent the Issuer, the Trustees, or any Agent from giving effect to any written certification, proxy or other authorization furnished by any Depositary, as a Holder, with respect to such Global Security or impair, as between such Depositary and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Security.

SECTION 3.09                                           Cancellation. All Securities surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any current or future sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Securities so delivered shall be promptly cancelled by the Trustee. The Issuer may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder (and, in the case of Global Securities issued under the New Safekeeping Structure, effectuated by the Common Safekeeper), which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder (and, in the case of Global Securities issued under the New Safekeeping Structure, effectuated by the Common Safekeeper), which the Issuer has not issued and sold, and all Securities so delivered, shall be promptly cancelled by the Trustee (and, in the case of Global Securities issued under the New Safekeeping Structure, canceled by the Common Safekeeper). If the Issuer shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation (and, in the case of Global Securities issued under the New Safekeeping Structure, cancellation by the Common Safekeeper). No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. Unless by Issuer Order the Issuer directs the return of any cancelled Securities to it, the Trustee shall destroy all cancelled Securities and shall deliver its certificate of such destruction to the Issuer.

SECTION 3.10                                           Computation of Interest. Except as otherwise specified as contemplated by Section 3.01 with respect to the Securities of any series, interest on the Securities of each series shall be computed on an ACTUAL/ACTUAL (ICMA) basis.

SECTION 3.11                                           Currency and Manner of Payments in Respect of Securities.

(a)                               Except as otherwise specified as contemplated by Section 3.01 with respect to the Securities of any series, payment of the principal of (and premium, if any) and interest, if any, on the Security of any series will be made in the Currency in which such Security is payable, subject to paragraph (b) below if the Currency is in Euros.

(b)                              If the Euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or if the Euro is no longer being used by the then member states of the European Monetary Union that have adopted the Euro as their currency or for the settlement of transactions by public institutions of or within the international banking community (each such event, a “Conversion Event”), then all payments in respect of Securities that are denominated in the Euros shall be made in U.S. Dollars until the Euro is again available to the Issuer or so used. Under such circumstances, the amount payable on any date in Euro will be converted by the Issuer into U.S. Dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second Business Day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recent U.S. Dollar/Euro exchange rate published in The Wall Street Journal (or similar widely-circulated financial publication then available) on or prior to the second Business Day prior to the relevant payment date.

The Trustees and the applicable Paying Agent shall be fully justified and protected in relying and acting upon information received by them from the Issuer in connection with any of the foregoing calculations and/or conversions and shall not otherwise have any duty or obligation to determine the accuracy or validity of such information independent of the Issuer or otherwise make such calculations or conversions.

The provisions of this Section 3.11 may be modified or superseded with respect to the Securities of any series in accordance with, and pursuant to Section 3.01.

SECTION 3.12                                           Additional Responsibilities of the London Paying Agent with Respect to New Safekeeping Structure.

(a)                               The London Paying Agent shall inform the ICSDs (through the Common Service Provider) appointed by the ICSDs to service Global Securities issued under the New Safekeeping Structure of the initial issue outstanding amount (“IOA”) of such Global Securities on or prior to the closing date applicable to such Securities.

(b)                              If any event occurs that requires a markup or markdown of the records that an ICSD holds for its customers to reflect such customers’ interest in any Global Security issued under the New Safekeeping Structure, the London Paying Agent shall promptly provide details of the amount of such markup or markdown, together with a description of the event that requires it, to the ICSDs (through the Common Service Provider).

(c)                               The London Paying Agent shall, prior to each payment on any Global Security issued under the New Safekeeping Structure, compare its records of the IOA of any such Security with the information received from the ICSDs (through the Common Service Provider) with respect to the records reflecting the IOA maintained by the ICSDs for such Security and will promptly inform the ICSDs (through the Common Service Provider) of any discrepancies.

(d)                             The London Paying Agent will promptly assist the ICSDs (through the Common Service Provider) in resolving any discrepancy identified in the records reflecting the IOA of any Global Security issued under the New Safekeeping Structure.

(e)                               The London Paying Agent shall promptly provide to the ICSDs (through the Common Service Provider) details of all amounts paid under any Global Security issued under the New Safekeeping Structure (or, where such Security provides for delivery of assets other than cash, of the assets so delivered).

(f)                                The London Paying Agent shall promptly provide to the ICSDs (through the Common Service Provider) notice of any changes to any Global Security issued under the New Safekeeping Structure known to a Responsible Officer of the London Paying Agent that will affect the amount of, or date for, any payment due under such Global Security issued under the New Safekeeping Structure.

(g)                              The London Paying Agent shall promptly provide to the ICSDs (through the Common Service Provider) copies of all notices in its possession that are given by or on behalf of the Issuer to the Holders of any Global Security issued under the New Safekeeping Structure.

(h)                              The London Paying Agent shall promptly pass on to the Issuer all communications it receives from the ICSDs directly or through the Common Service Provider relating to any Global Security issued under the New Safekeeping Structure. Any such notice shall be deemed to have been conclusively given by being sent to the Issuer in accordance with Section 1.05.

(i)                                  The London Paying Agent shall promptly notify the ICSDs (through the Common Service Provider) of any failure by the Issuer to make any payment or delivery due under any issuance of Global Securities issued under the New Safekeeping Structure when due.

(j)                                  Notwithstanding anything to the contrary contained herein, the duties of the London Paying Agent under this Section 3.12 shall be subject to and in accordance with the applicable procedures agreed between the London Paying Agent and the ICSDs.

ARTICLE FOUR
SATISFACTION AND DISCHARGE

SECTION 4.01                                           Satisfaction and Discharge of Indenture.  This Indenture shall upon Issuer Request cease to be of further effect with respect to any series of Securities (except as to any surviving rights of registration of transfer or exchange of Securities of such series herein expressly provided for and the Trustee, at the expense of the Issuer, shall execute instruments acknowledging satisfaction and discharge of this Indenture as to such series) when

(1)                              either

(a)                               all Securities of such series theretofore authenticated and delivered (other than (i) Securities of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 and (ii) Securities of such series for whose payment money has theretofore been deposited with the Trustee or any Paying Agent and thereafter repaid to the Issuer, as provided in Section 10.03) have been delivered to the Trustee for cancellation; or

(b)                              all Securities of such series not theretofore delivered to the Trustee for cancellation

(i)                                  have become due and payable, or

(ii)                              will become due and payable at their Stated Maturity within one year, or

(iii)                          if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount, in the Currency in which the Securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)                              the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer with respect to the Outstanding Securities of such series; and

(3)                              the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series of Securities have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 6.07, and, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the obligations of the Trustee under Section 4.02 and the obligations of the Trustee and the Issuer under the last paragraph of Section 10.03 shall survive.

SECTION 4.02                                           Application of Trust Money. Subject to the provisions of the last paragraph of Section 10.03, all money deposited with the Trustee pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

ARTICLE FIVE
REMEDIES

SECTION 5.01                                           Events of Default. Except as otherwise specified as contemplated by Section 3.01 with respect to the Securities of any series, “Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)                              default in the payment of any interest on any Security of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days; or

(2)                              default in the payment of the principal of (or premium, if any, on) any Security of that series at its Maturity; or

(3)                              default in the payment of any sinking or purchase fund or analogous obligation when the same becomes due by the terms of the Securities of such series; or

(4)                              default in the performance, or breach, of any covenant or warranty of the Issuer in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of a series of Securities other than that series), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(5)                              (a) there shall have occurred a default by the Issuer in the payment, at the stated maturity, of any outstanding Debt (including a default with respect to Securities of any series other than that series) in an amount in excess of US$25,000,000, whether such Debt now exists or shall hereafter be created, and such default shall have continued after any applicable grace period and shall not have been cured or waived or (b) Debt of the Issuer in an amount in excess of US$25,000,000 outstanding under or evidenced by any single indenture or instrument (including this Indenture), whether such Debt now exists or shall hereafter be created, shall have been accelerated or otherwise declared due and payable prior to the stated maturity thereof, and such Debt shall not have been discharged, or such acceleration shall not have been rescinded or annulled, within 10 days after notice thereof shall have been given, by registered or certified mail, to the Issuer by the Trustee, or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of all of the Securities of the relevant series at the time Outstanding; or

(6)                              the entry by a court having jurisdiction in the premises of (a) a decree or order for relief in respect of the Issuer or any Material Subsidiary in an involuntary case or proceeding under any applicable United States federal or State or Canadian federal or provincial bankruptcy, insolvency, reorganization or other similar law or (b) a decree or order adjudging the Issuer or any Material Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Material Subsidiary under any other applicable United States federal or State law or under comparable provisions of Canadian federal or provincial law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Material Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(7)                              the institution by the Issuer or any Material Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by the Issuer or any Material Subsidiary to the institution of bankruptcy or insolvency proceedings against the Issuer or any Material Subsidiary or the entry of a decree or order for relief from creditors, or the filing by the Issuer or any Material Subsidiary of a petition or answer or consent seeking reorganization or relief from creditors in respect of it or its property under any applicable United States federal or State law or under comparable provisions of Canadian federal or provincial law, or the consent by the Issuer or any Material Subsidiary to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Material Subsidiary or of any substantial part of its property, or the making by the Issuer or any Material Subsidiary of a general assignment for the benefit of creditors, or the admission by the Issuer or any Material Subsidiary in writing of its inability to pay its debts generally as they become due or, to the knowledge of the Trustee, the taking of corporate action by the Issuer or any Material Subsidiary in furtherance of any such action; or

(8)                              any other Event of Default provided with respect to Securities of that series.

For the avoidance of doubt, any payment in U.S. Dollars in lieu of payment in Euros in accordance with Section 3.11(b) shall not constitute an Event of Default.

SECTION 5.02                                           Acceleration of Maturity; Rescission and Annulment. If an Event of Default (other than an Event of Default described in clause (4) of Section 5.01 or an Event of Default relating to the Issuer (but not any Material Subsidiary) described in clause (6) or (7) of Section 5.01) with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Securities of that series to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable. If an Event of Default described in clause (4) of Section 5.01 occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all the Securities of the relevant series then Outstanding may declare the principal amount (or, if any such Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Outstanding Securities of such series to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by the Holders) and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable. If an Event of Default with respect to the Issuer (but not any Material Subsidiary) described in clause (6) or (7) of Section 5.01 occurs, the principal amount of all the Securities then Outstanding shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities of that series, by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences if:

(1)                              the Issuer has paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.01 for the Securities of such series and except, if applicable, as provided in Section 3.11(b)),

(a)                               all overdue interest on all Outstanding Securities of that series,

(b)                              all unpaid principal of (and premium, if any, on) any Outstanding Securities of that series which has become due otherwise than by such declaration of acceleration, and any interest on such unpaid principal at the rate or rates prescribed therefor in such Securities,

(c)                               to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(d)                             all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2)                              all Events of Default with respect to Securities of that series, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Securities because of an Event of Default specified in Section 5.01(5) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Debt that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Debt or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Securities, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.

SECTION 5.03                                           Collection of Indebtedness and Suits for Enforcement by Trustee. The Issuer covenants that if:

(1)                              default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days,

(2)                              default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof, or

(3)                              default is made in the payment of any sinking or purchase fund or analogous obligation when the same becomes due pursuant to the terms of any Security,

then the Issuer will, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, and interest on any overdue principal (and premium, if any) and to the extent that payment of such interest shall be legally enforceable, on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustees, the Agents and each of their respective agents and counsel.

If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to Securities of any series (or of all series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series (or of all series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 5.04                                           Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer or any other obligor upon the Securities or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i)                                  to file and prove a claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any series of Original Issue Discount Securities as may be specified in the terms of such series, and interest owing and unpaid in respect of the Securities and to file such other papers or documents and take such other actions, as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustees, and their respective agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii)                              to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustees, the Agents and each of their respective agents and counsel, and any other amounts due the Trustees under Section 6.07.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 5.05                                           Trustee May Enforce Claims Without Possession of Securities.  All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustees, the Agents and each of their respective agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 5.06                                           Application of Money Collected. Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any, on) or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustees and the Agents under Section 6.07;

Second: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest, respectively, in the order of principal first, then premium and then accrued and unpaid interest on amounts in default; and

Third: The balance, if any, to the Person or Persons entitled thereto or as a court of competent jurisdiction may direct.

SECTION 5.07                                           Limitation on Suits. No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(1)                              such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

(2)                              the Holders of not less than 25% in principal amount of the Outstanding Securities of that series in the case of any Event of Default applicable to such series but not to all Outstanding Securities, or, in the case of any Event of Default applicable to all Outstanding Securities, the Holders of not less than 25% in principal amount of all Outstanding Securities, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own names as Trustee hereunder;

(3)                              such Holder or Holders have offered to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)                              the Trustee for 60 days after their receipt of such notice, request and offer of funding, security and indemnity have failed to institute any such proceeding; and

(5)                              no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of not less than a majority in principal amount of the Outstanding Securities of that series in the case of any Event of Default applicable to such series but not to all Outstanding Securities, or, in the case of any Event of Default applicable to all Outstanding Securities, by the Holders of not less than a majority in principal amount of all Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Securities of the same series, in the case of any Event of Default described in clause applicable to such series but not to all Outstanding Securities, or of Holders of all Securities in the case of any Event of Default applicable to all Outstanding Securities, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Securities of the same series, in the case of any Event of Default applicable to such securities but not to all Outstanding Securities, or of Holders of all Securities in the case of any Event of Default applicable to all Outstanding Securities.

SECTION 5.08                                           Unconditional Right of Holders to Receive Principal, Premium and Interest. Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Fourteen) and in such Security, of the principal of (and premium, if any) and (subject to Section 3.07) interest on, such Security on the respective due dates expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 5.09                                           Restoration of Rights and Remedies.  If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders of Securities shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 5.10                                           Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.11                                           Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 5.12                                           Control by Holders. Subject to Section 6.01(6), the Holders of not less than a majority in principal amount of the Outstanding Securities of a series of Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to the Securities of such series, and the Holders of not less than a majority in principal amount of all Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to all of the Outstanding Securities, provided that in each case

(1)                              such direction shall not be in conflict with any rule of law or with this Indenture,

(2)                              the Trustee may take any other action deemed proper by it which is not inconsistent with such direction, and

(3)                              the Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to it or to the Holders of Securities of such series not taking part in such direction or to the Holders of Securities of any other series.

SECTION 5.13                                           Waiver of Past Defaults. Subject to Section 5.02, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default applicable to such series but not to all Outstanding Securities (or, in the case of a default, applicable to all Outstanding Securities, the Holders of not less than a majority in principal amount of all Outstanding Securities may waive any such past default), and its consequences, except a default:

(1)                              in respect of the payment of the principal of (or premium, if any, on) or interest on any Security, or

(2)                              in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

ARTICLE SIX
THE TRUSTEE

SECTION 6.01                                           Duties of Trustee.

(1)                              If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it by this Indenture, and use the same degree of care in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(2)                              Except during the continuance of an Event of Default: (a) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and (b) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of Section 1.02 of this Indenture. However, in the case of any such certificates or opinions, which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of Section 1.02 of this Indenture (it being understood that the Trustee need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(3)                              The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(a)                               this Section 6.01(3) does not limit the effect of Section 6.01(2);

(b)                              the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(c)                               the Trustee shall not be liable with respect any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 5.12;

(4)                              every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee and/or any Agent shall be subject to the provisions of this Article Six;

(5)                              no provision hereof shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; and

(6)                              the Trustee shall not be under any obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series pursuant to this Indenture, unless such Holders shall have offered to the Trustee funding, security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

SECTION 6.02                                           Notice of Defaults. The Trustee shall, within a reasonable time but not exceeding 30 days after a Responsible Officer of the Trustee receives written notice of the occurrence of any default with respect to any series of Securities, transmit to all Holders of such Securities, notice of such default in accordance with Section 1.06, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Securities of such series; and provided further that in the case of any default or breach of the character specified in Section 5.01(4) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

SECTION 6.03                                           Certain Rights of Trustee

(1)                              The Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(2)                              Any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request or Issuer Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution.

(3)                              Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, act and conclusively rely upon an Officers’ Certificate.

(4)                              The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(5)                              The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, the Trustee shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney.

(6)                              The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(7)                              The Trustee shall not be deemed to have notice or knowledge of or to be aware of any matter unless written notice thereof is received by a Responsible Officer of the Trustee at its Corporate Trust Office and such notice references the applicable series of Securities, the Issuer and this Indenture. Whenever reference is made in this Indenture to an Event of Default, such reference shall, insofar as determining any liability on the part of the Trustee is concerned, be construed to refer only to an Event of Default of which the Trustee is deemed to have knowledge in accordance with this paragraph.

(8)                              The Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

(9)                              In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(10)                      The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its other capacities hereunder, the Canadian Trustee, each Agent (including, without limitation, the London Paying Agent) and each other agent, custodian and other Person employed to act hereunder.

(11)                      The Trustee may request that the Issuer deliver an Officers’ Certificate setting forth the names of individuals, titles of officers authorized at such time to take specified actions pursuant to this Indenture with their specimen signatures, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(12)                      The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(13)                      The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods;

wars; terrorism; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service, accidents; labor disputes; acts of civil or military authority or governmental actions (it being understood that the Trustee shall use its best efforts to resume performance as soon as practicable under the circumstances).

(14)                      Delivery of any reports, information and documents to the Trustee relating to the Issuer of the type contemplated by Sections 10.04 and 10.07 shall be for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of the covenants contained in this Indenture (as to which the Trustee shall be entitled to conclusively rely upon an Officers’ Certificate).

SECTION 6.04                                           Trustee Not Responsible for Recitals or Issuance of Securities.  The recitals contained herein and in the Securities, except for the Trustee’s certificate of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Issuer of the Securities or the proceeds thereof.

SECTION 6.05                                           May Hold Securities. The Trustees, any Agent or any other agent of the Issuer, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Issuer with the same rights it would have if it were not the Trustee, Authenticating Agent, such Agent or such other agent.

SECTION 6.06                                           Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on or the investment of any money received by it hereunder except as otherwise agreed in writing with the Issuer.

SECTION 6.07                                           Compensation and Reimbursement. The Issuer agrees:

(1)                              to pay to each of the Trustees from time to time such compensation as the Issuer and the Trustees shall from time to time agree in writing, for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)                              except as otherwise expressly provided herein, to reimburse each of the Trustees upon its request for all reasonable expenses, disbursements and advances incurred or made by each of the Trustees in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3)                              to indemnify each of the Trustees for, and to hold it harmless against, any damage, claim, cost, loss, liability or expense (including the reasonable expenses and disbursements of its agents and counsel) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust and/or the exercise of its rights hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. Each of the Trustees shall notify the Issuer promptly of any claim for which it may seek indemnity.

The obligations of the Issuer under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify the Trustee shall constitute additional indebtedness hereunder and shall survive the payment of the Securities, the resignation or removal of the Trustee and the satisfaction and discharge of this Indenture. As security for the performance of such obligations of the Issuer, the Trustee shall have a claim prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (and premium, if any) or interest on particular Securities.

SECTION 6.08                                           Conflicting Interests.  (a) The Trustee represents and warrants to the Issuer that at the date of execution and delivery by it of this Indenture, there is no material conflict of interest between its role as Trustee hereunder and its role in any other capacity. The Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such conflict of interest or resign in the manner and with the effect specified in Section 6.11.

(b)                              If at any time the Trustee fails to comply with the provisions of Section 6.09, the Trustee shall within 10 days after the expiration of the 90-day period referred to therein, transmit notice of such failure to the Holders in the manner provided for notices to the Holders in Section 1.06.

(c)                               If, notwithstanding the provisions of Section 6.09, the Trustee has such a material conflict of interest, the validity and enforceability of this Indenture and of the Securities issued hereunder shall not be affected in any manner whatsoever by reason only of such material conflict of interest.

SECTION 6.09                                           Corporate Trustee Required; Eligibility. (a) There shall at all times be a United States Trustee hereunder which shall be a corporation with a combined capital and surplus of at least US$5,000,000 and shall be eligible to act as such. If at any time the United States Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

(b)                              For so long as required by applicable Canadian trust indenture legislation, there shall at all times be a Canadian Trustee under this Indenture. The Canadian Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and authorized under such laws and the laws of the Province of Ontario to carry on trust business therein. If at any time the Canadian Trustee shall cease to be eligible in accordance with this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.  The Issuer has appointed the Canadian Trustee under this Indenture in order to comply with applicable Canadian trust indenture legislation.

SECTION 6.10                                           Resignation and Removal; Appointment of Successor. (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

(b)                              The Trustee may resign at any time with respect to the Securities of one or more series by giving thirty (30) days’ written notice thereof to the Issuer or such shorter notice as the Issuer may accept as sufficient. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the resigning Trustee within 30 days after the expiration of such thirty (30) day period, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c)                               The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Issuer.

(d)                             If at any time:

(1)                              the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Issuer or by any Holder, or

(2)                              the Trustee shall become incapable of acting or shall become or be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer, by a Board Resolution, may remove the Trustee with respect to all Securities, or (ii) (A) in the case of clause (1) above, any Holder and any other interested party, and (B) in the case of clauses (1) and (2) above, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, apply to any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee.

(e)                               If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, with respect to the Securities of one or more series, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series). If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f)                                The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to the Holders of Securities of such series, to the remaining Trustee and to the Holders in the manner provided for in Section 1.06. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

SECTION 6.11                                           Acceptance of Appointment by Successor. (a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b)                              In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Issuer, the retiring Trustee and each successor Trustee with respect to the Securities of any applicable series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than two Trustees, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Issuer or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates. Whenever there is a successor Trustee with respect to one or more (but less than all) series of securities issued pursuant to this Indenture, the terms “Indenture” and “Securities” shall have the meanings specified in the provisos to the respective definitions of those terms in Section 1.01 which contemplate such situation.

(c)                               Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

(d)                             No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 6.12                                           Merger, Conversion, Amalgamation, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, conversion, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion, amalgamation or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities; and in case at that time any of the Securities shall not have been authenticated, any successor Trustee may authenticate such Securities (and, in the case of Global Securities issued under the New Safekeeping Structure, effectuated by the Common Safekeeper) either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion, amalgamation or consolidation.

SECTION 6.13                                           Appointment of Authenticating Agent. At any time when any of the Securities remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series and the Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 1.06. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Issuer. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, conversion, amalgamation or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent which it has appointed by giving written notice thereof to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be such in accordance with the provisions of this Section, the Trustee may (but shall not be obligated to) appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 1.06. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent.

The Issuer agrees to pay to such Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

[AUTHENTICATING AGENT], as Authenticating Agent

By:
as Authenticating Agent

SECTION 6.14                                           Acceptance of Trusts. The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

SECTION 6.15                                           No Liability for Co-Trustee.  No trustee appointed hereunder shall be personally liable or responsible by reason of any act or omission of any other trustee hereunder.

ARTICLE SEVEN
HOLDERS’ LISTS

SECTION 7.01                                           Issuer to Furnish Trustee Names and Addresses of Holders. The Issuer shall furnish or cause to be furnished to the Trustee:

(a)                               semi-annually, not later than 10 days after the Regular Record Date for interest for each series of Securities, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of such series as of such Regular Record Date, or if there is no Regular Record Date for interest for such series of Securities, semi-annually, upon such dates as are set forth in the Board Resolution and Officers’ Certificate or indenture supplemental hereto establishing such series; provided, however, that the Issuer shall not be obligated to furnish or cause to be furnished such list at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Issuer and at such time as the Trustee is acting as Security Registrar for the applicable series of Securities, and

(b)                              at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 10 days prior to the time such list is furnished; excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

(c)                               Every Holder of Securities, by receiving and holding the same, agrees with the Issuer and the Trustees that neither the Issuer nor the Trustees nor any Agent nor any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders made pursuant to the Trust Indenture Act.

ARTICLE EIGHT
AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

SECTION 8.01                                           Issuer May Consolidate, etc., Only on Certain Terms.  The Issuer shall not amalgamate or consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless:

(1)                              the corporation formed by such amalgamation or consolidation or into which the Issuer is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Issuer substantially as an entirety (if other than the Issuer) (a) shall be a corporation, partnership, company or trust organized and validly existing under the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia and (b) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Issuer’s obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the Outstanding Securities, all other amounts payable by the Issuer under this Indenture, and the performance and observance of every covenant of this Indenture on the part of the Issuer to be performed or observed;

(2)                              immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing; and

(3)                              the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

This Section shall only apply to a merger or consolidation in which the Issuer is not the surviving corporation and to conveyances, leases and transfers by the Issuer as transferor or lessor.

SECTION 8.02                                           Successor Person Substituted.  Upon any amalgamation or consolidation by the Issuer with or merger by the Issuer into any other corporation or any conveyance, transfer or lease of the properties and assets of the Issuer substantially as an entirety in accordance with Section 8.01, the successor Person formed by such amalgamation or consolidation or into which the Issuer is merged or the successor Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture and the Securities with the same effect as if such successor Person had been named as the Issuer herein and in the event of any such conveyance or transfer, the Issuer (which term shall for this purpose mean the Person named as the “Issuer” in the preamble to this Indenture or any successor Person which shall theretofore become such in the manner described in Section 8.01), except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and may be dissolved and liquidated.

ARTICLE NINE
SUPPLEMENTAL INDENTURES

SECTION 9.01                                           Supplemental Indentures Without Consent of Holders. Without the consent of any Holders, the Issuer, when authorized by or pursuant to a Board Resolution of the Issuer, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1)                              to evidence the succession (or successive successions) of another Person to the Issuer and the obligations assumed by such successor in accordance with the provisions of this Indenture; or

(2)                              to add to the covenants of the Issuer for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are being included solely for the benefit of such series), to provide for guarantees of any series of Securities for the benefit of the Holders or to surrender any right or power herein conferred upon the Issuer; or

(3)                              to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are being included solely for the benefit of such series); or

(4)                              to add to or change any of the provisions of this Indenture to the extent necessary to permit or facilitate the issuance of Definitive Securities or Global Securities issued through the facilities of a Depositary other than the ICSDs, in compliance with applicable laws and regulations; or

(5)                              to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or

(6)                              to secure the Securities pursuant to the requirements of Section 10.05 or otherwise; or

(7)                              to establish the form and terms, and otherwise provide for the issuance, of additional Securities of any series as permitted by Section 2.01 and 3.01 (and, for the avoidance of doubt, in the case of additional Global Securities issued under the New Safekeeping Structure, the Trustee shall instruct, or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate the additional Securities); or

(8)                              to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than two Trustees, pursuant to the requirements of Section 6.11(b); or

(9)                              to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein; or to make any other modification to this Indenture, provided that any such modification shall not adversely affect the interests of the Holders of Outstanding Securities of such series or any other series in any material respect; or

(10)                      to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Sections 4.01, 14.02 and 14.03; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series or any other series of Securities in any material respect.

SECTION 9.02                                           Supplemental Indentures with Consent of Holders.  With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities of a series affected by such supplemental indenture, by Act of said Holders delivered to the Issuer and the Trustee, the Issuer, when authorized by or pursuant to a Board Resolution of the Issuer, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series affected thereby,

(1)                              change the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02 or the amount thereof provable in bankruptcy pursuant to Section 5.04, or adversely affect any right of repayment at the option of any Holder of any Security, or change any Place of Payment where, or the Currency in which, any Security or any premium or the interest thereon is payable (other than as provided for in Section 3.11(b)), or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or

(2)                              reduce the percentage in principal amount of the Outstanding Securities, or of any series thereof, the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or

(3)                              modify any of the provisions of this Section, Section 5.13 or Section 10.06, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 9.03                                           Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties, immunities or indemnities under this Indenture or otherwise.

SECTION 9.04                                           Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 9.05                                           Reference in Securities to Supplemental Indentures. Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Issuer shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

SECTION 9.06                                           Notice of Supplemental Indentures. Promptly after the execution by the Issuer and the Trustee of any supplemental indenture pursuant to the provisions of Section 9.02, the Issuer shall give notice thereof to the Holders of each Outstanding Security so affected, pursuant to Section 1.06, setting forth in general terms the substance of such supplemental indenture.

ARTICLE TEN
COVENANTS

Except as otherwise specified as contemplated by Section 3.01 with respect to the Securities of any series, the Issuer agrees to comply with the covenants in this Article Ten as long as the Securities of such series remain Outstanding.

SECTION 10.01                                   Payment of Principal, Premium, if any, and Interest. The Issuer covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of (and premium, if any) and interest on such Securities in accordance with their terms and this Indenture.

Payment of the principal of (and premium, if any) and interest, if any, on any Global Security shall be made in immediately available funds to the applicable Depositary (or its nominee, as the case may be) as the registered Holder of such Global Securities in accordance with its applicable procedures.  All payments on Definitive Securities will be made at the office or agency of the Paying Agent in the Place of Payment unless the Issuer elects to (i) make payments by check mailed to the registered Holders at their addresses as they appear on the Security Register or (ii) transfer to an account maintained by the payee located in the Place of Payment; provided, that such Holder provides wire transfer instructions to the Trustee not less than 10 days prior to the relevant payment date.

Notwithstanding anything to the contrary contained in this Indenture, any Paying Agent may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from principal or interest payments hereunder without any liability therefor.

In order to comply with applicable tax laws (inclusive of rules, regulations and interpretations promulgated by competent authorities) related to this Indenture and the Securities in effect from time to time (“Applicable Law”) that a foreign financial institution, issuer, trustee, paying agent or other party is or has agreed to be subject to, the Issuer agrees to use commercially reasonable efforts to provide the Trustee and each Paying Agent sufficient information about the parties and/or transactions (including any modification to the terms of such transactions) related to this Indenture or Securities issued hereunder so the Trustee and each Paying Agent can determine whether it has tax related obligations under Applicable Law. The terms of this section shall survive the termination of this Indenture.

SECTION 10.02                                   Maintenance of Office or Agency. The Issuer will maintain an office or agency in each Place of Payment for any series of Securities where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture (other than the type contemplated by Section 1.14) may be served.

The Issuer may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. Unless otherwise specified with respect to any Securities as contemplated by Section 3.01 with respect to a series of Securities, the Issuer hereby designates as a “Place of Payment” for each series of Securities the office of the London Paying Agent in the City of London, as the case may be, and initially appoints the London Paying Agent in such Place of Payment as its agent to receive all applicable presentations, surrenders, notices and demands. The London Paying Agent hereby accepts such appointment.

Unless otherwise specified with respect to any Securities pursuant to Section 3.01, if and so long as the Securities of any series (i) are denominated in a Foreign Currency or (ii) may be payable in a Foreign Currency, or so long as it is required under any other provision of this Indenture, then the Issuer will maintain with respect to each such series of Securities, or as so required, at least one exchange rate agent (an “Exchange Rate Agent”) appointed by the Issuer in accordance with the terms of such series of Securities.

SECTION 10.03                                   Money for Securities Payments to Be Held in Trust. If the Issuer shall at any time act as Paying Agent for any series of Securities, it will, on or before each due date of the principal of (and premium, if any) or interest on any of the Securities of such series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.01 for the Securities of such series and except, if applicable, as provided in Section 3.11(b) sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Issuer shall have one or more Paying Agents for any series of Securities, it will, prior to 5:00 p.m. (Place of Payment time) on the Business Day preceding each due date of the principal of (and premium, if any, on) or interest on any Securities of that series, deposit with the Paying Agent in the Place of Payment a sum (in the Currency described in the preceding paragraph) sufficient to pay the principal (and premium, if any, on) or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.

The Issuer will cause each Paying Agent (other than the Trustee) for any series of Securities to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(1)                              hold all sums held by it for the payment of the principal of (and premium, if any) and interest on Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2)                              give the Trustee notice of any default by the Issuer (or any other obligor upon the Securities of such series) in the making of any payment of principal of (or premium, if any) or interest on the Securities of such series; and

(3)                              at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

Except as provided in the Securities of any series, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of (and premium, if any) or interest on any Security of any series and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Issuer on Issuer Request subject to applicable abandoned property or escheat law, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

SECTION 10.04                                   Corporate Existence.  Subject to Article Eight, the Issuer will at all times maintain its corporate existence and will carry on and conduct its business in a proper and efficient manner and the Issuer will keep or cause to be kept proper books of account and will file with the Trustee copies of all financial statements of the Issuer furnished or required to be furnished to its shareholders; provided, however, that nothing herein contained shall prevent the Issuer from ceasing to operate any premises or property if, in the opinion of the Board of Directors, it shall be advisable and in the best interests of the Issuer so to do.

SECTION 10.05                                   Limitation on Liens on Capital Stock of Restricted Subsidiaries. The Issuer will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Lien, other than a

Purchase Money Lien, upon any capital stock, whether owned on the date of this Indenture or hereafter acquired, of any Restricted Subsidiary, to secure any Obligation (other than the Securities issued under this Indenture) of the Issuer, any Subsidiary or any other Person, without in any such case making effective provision whereby all of the Outstanding Securities issued under this Indenture shall be directly secured equally and ratably with such Obligation; provided, however, that the foregoing restrictions shall not apply to (i) Liens on the capital stock of any Restricted Subsidiary securing Obligations outstanding from time to time under any bank credit facility, provided that the principal amount of all such Obligations secured by Liens on the capital stock of any Restricted Subsidiary, at the time of each incurrence of any portion of any such Obligation, does not exceed 15% of the sum of (a) the Issuer’s consolidated shareholders’ equity at the end of the most recently completed fiscal quarter of the Issuer immediately preceding such incurrence for which financial statements are or are required to be available and (b) the aggregate principal amount of all Obligations which are outstanding under any bank credit facility immediately after giving effect to such incurrence and which are secured by Liens on the capital stock of a Restricted Subsidiary, and (ii) Liens securing Obligations from the Issuer to any wholly-owned Restricted Subsidiary or from any wholly-owned Restricted Subsidiary to the Issuer or any other wholly-owned Restricted Subsidiary.

SECTION 10.06                                   Waiver of Certain Covenants. The Issuer may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition set forth in Section 10.04 or 10.05, inclusive, if before the time for such compliance the Holders of not less than a majority in principal amount of all Outstanding Securities of such series affected by such term, provision or covenant, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

SECTION 10.07                                   Available Information. So long as any Exempted Securities are “restricted securities” within the meaning of Rule 144 and the Issuer is not subject to the reporting requirements of the Exchange Act, the Issuer will furnish to any Holder of such Exempted Securities, or to any prospective purchaser designated by such Holder, upon the request of such Holder, the business and financial information concerning the Issuer called for under paragraph (d)(4) of Rule 144A. Except as otherwise provided in this Indenture, the Issuer will not, and will not permit any of its Affiliates to, resell any Exempted Securities that constitute “restricted securities” under Rule 144 except pursuant to an effective registration statement under the Securities Act or Rule 144.

SECTION 10.08                                   Payments of Additional Amounts. All payments made by the Issuer under or with respect to the Securities shall be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities of a series issued and Outstanding under this Indenture, and such Securities are not redeemed in accordance with the provisions described in Section 11.08, the Issuer shall pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of such Securities or the beneficial owner thereof (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts shall be payable with respect to: (a) any payment made to a Holder or beneficial owner who is liable for such Taxes in respect of such Securities (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Securities, being a person with which the Issuer does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)

(the “Canadian Tax Act”)), (ii) by reason of such Holder or beneficial owner being a “specified shareholder” of the Issuer or not dealing at arm’s length with a “specified shareholder” of the Issuer (as defined in subsection 18(5) of the Canadian Tax Act), (iii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Securities as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein, or (iv) by reason of such Holder or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes; (b) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Taxes; (c) any Securities presented for payment more than 15 days after the date on which such payment or such Securities became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to such Additional Amounts had the Securities been presented on the last day of such 15-day period); (d) any withholding is imposed on a payment to a Holder or beneficial owner who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive; (e) any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to such Securities or (f) any combination of the foregoing clauses (a) to (e); nor will such Additional Amounts be paid with respect to any payment on any Security to a Holder or beneficial owner who is a fiduciary or partnership or, other than the sole beneficial owner of such Security, to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment (collectively, “Excluded Taxes”).

The Issuer shall also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of the Trustee or a Holder, the Issuer will furnish, as soon as reasonably practicable, to the Trustee or such Holder, as applicable, certified copies of tax receipts evidencing such payment by the Issuer. The Issuer shall indemnify and hold harmless each Holder and any beneficial owner thereof and, upon written request of any such Holder or beneficial owner, reimburse such Holder or beneficial owner for the amount of (i) any such Taxes (other than Excluded Taxes) so levied or imposed and paid by such Holder or beneficial owner as a result of any failure of the Issuer to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes (other than Excluded Taxes) so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such Holder or beneficial owner after such reimbursement would not be less than the net amount such Holder or beneficial owner would have received if such Taxes (other than Excluded Taxes) on such reimbursement had not been imposed.

This Section 10.08 shall be applicable to each series of Securities issued under this Indenture, unless otherwise specified pursuant to Section 3.01 for the Securities of a particular series. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to the Securities of any series to which this Section 10.08 applies, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

ARTICLE ELEVEN
REDEMPTION OF SECURITIES

SECTION 11.01                                   Applicability of Article. Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 3.01 for Securities of any series) in accordance with this Article.

SECTION 11.02                                   Election to Redeem; Notice to Trustee. The election of the Issuer to redeem any Securities shall be evidenced by or pursuant to a Board Resolution delivered to the Trustee prior to the delivery of the notice of redemption to the Holders of the relevant series of Securities. In case of any redemption at the election of the Issuer of less than all the Securities of any series, the Issuer shall, at least 60 days prior to the Redemption Date fixed by the Issuer (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the selection of the Securities to be redeemed pursuant to Section 11.03. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Issuer shall furnish the Trustee with an Officers’ Certificate evidencing compliance with such restriction.

SECTION 11.03                                   Selection by Trustee of Securities to Be Redeemed. If less than all the Securities of any series are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption, according to the applicable procedures of the Depositary or Depositaries therefor, unless otherwise required by law or applicable stock exchange or Depositary requirements, or, if such Securities are not listed on a stock exchange or are otherwise in definitive form, on a pro rata basis, by lot or by such other method in accordance with the Depositary’s procedures; provided, further, that no such partial redemption shall reduce the portion of the principal amount of a Security not redeemed to less than the minimum authorized denomination for Securities of such series established pursuant to Section 3.01.

The Trustee shall promptly notify the Issuer in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

SECTION 11.04                                   Notice of Redemption. Except as otherwise specified as contemplated by Section 3.01, notice of redemption shall be given in the manner provided in Section 1.06 not less than 15 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed.  In the case of Global Securities, such notice shall be delivered to the applicable Depositary or Depositaries in accordance with its or their applicable procedures. So long as any Securities are listed on the Official List of the Irish Stock Exchange and admitted for trading on the Global Exchange Market and the rules of the Irish Stock Exchange so require, any such notice to the holders of the relevant Securities shall also be published to the extent and in the manner permitted by such rules, posted on the official website of the Irish Stock Exchange (www.ise.ie) and, in connection with any redemption, the Issuer will notify the Irish Stock Exchange of any change in the principal amount of Securities Outstanding.

All notices of redemption shall state:

(1)                              the Redemption Date,

(2)                              the Redemption Price,

(3)                              if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

(4)                              that on the Redemption Date the Redemption Price (together with accrued interest, if any, to but excluding the Redemption Date payable as provided in Section 11.06) will become due and payable upon each such Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date unless the Issuer defaults in the payment of the Redemption Price,

(5)                              the place or places where such Securities are to be surrendered for payment of the Redemption Price,

(6)                              that the redemption is for a sinking fund, if such is the case, and

(7)                              the paragraph of the Securities and/or section of this Indenture pursuant to which the Securities called for redemption are being redeemed.

Notice of redemption of Securities to be redeemed at the election of the Issuer shall be given by the Issuer or, at the Issuer’s request delivered to the Trustee at least five (5) Business Days prior to the date notice of redemption is to be given to the Holders (or such shorter time as agreed to by the Trustee and including the information required to be set forth in such notice by this Section 11.04), by the Trustee in the name and at the expense of the Issuer.

SECTION 11.05                                   Deposit of Redemption Price. At least one Business Day prior to any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.01 for the Securities of such Series and except, if applicable, as provided in Section 3.11(b)) sufficient to pay the Redemption Price of, and accrued interest on, all the Securities which are to be redeemed on that Redemption Date. Such deposit shall be made to the London Paying Agent for any Global Securities with the ICSDs as the Depositaries.

SECTION 11.06                                   Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.01 for the Securities of such Series and except, if applicable, as provided in Section 3.11(b)) (together with accrued interest, if any, to but excluding the Redemption Date), and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest) such Securities shall, if the same were interest-bearing, cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Issuer at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that installments of interest on Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable (but without interest thereon, unless the Issuer shall default in the payment thereof) to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of Section 3.07.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in the Security.

SECTION 11.07                                   Securities Redeemed in Part. Any Security which is to be redeemed only in part (pursuant to the provisions of this Article) shall be surrendered at a Place of Payment therefor (with, if the Issuer or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Trustee or either of them duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Issuer shall execute, and the Trustee, upon an Issuer Order, shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered (and, in the case the Security is in the form of a Global Security issued under the New Safekeeper Structure, the Trustee shall instruct, or cause the London Paying Agent to instruct, the Common Safekeeper to effectuate such new Security and such Security shall have been effectuated by the Common Safekeeper to reflect such redemption). Unless otherwise specified with respect to the Securities of a particular series in Section 3.01, the Issuer will redeem Securities of €100,000 or less in whole but not in part. For all purposes of this Indenture, unless the context otherwise requires, provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

SECTION 11.08                                   Tax Redemption. (1) Except as otherwise specified as contemplated by to Section 3.01 with respect to the Securities of any series, in the event that the Issuer has become or would become obligated to pay, on the next Business Day on which any amount would be payable under or with respect to the Securities of a series to which this Section 11.08 applies, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the date of issuance of such series of Securities, then the Issuer may at any time at the Issuer’s option, redeem the Securities of such series, in whole, but not in part, at a Redemption Price equal to 100% of their principal amount, plus any interest accrued to but excluding the Redemption Date. For the avoidance of doubt, the terms of this Article Eleven shall apply to such redemption.

(2)                              Prior to the delivery of any notice of redemption of the Securities of any series pursuant to this Section 11.08, the Issuer shall deliver to the Trustee an Officers’ Certificate in accordance with Section 1.02, which shall specify that the conditions set forth in Section 11.08(1) have been satisfied.  The Trustee shall accept such Officers’ Certificate as sufficient evidence of the satisfaction of the conditions precedent described in Section 11.08(1) and in satisfaction of the requirements of Section 1.02.

ARTICLE TWELVE
SINKING FUNDS

SECTION 12.01                                   Applicability of Article. Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, the Securities of each series shall not be subject to any sinking fund.

ARTICLE THIRTEEN
REPAYMENT AT OPTION OF HOLDERS

SECTION 13.01                                   Applicability of Article. Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, the Securities of each series shall not be redeemable at the option of Holders.

ARTICLE FOURTEEN
DEFEASANCE AND COVENANT DEFEASANCE

SECTION 14.01                                   Issuer’s Option to Effect Defeasance or Covenant Defeasance. Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, defeasance of the Securities of or within a series under Section 14.02, or covenant defeasance of or within a series under Section 14.03 shall be made, at the Issuer’s option by Board Resolution at any time, in accordance with the terms of such Securities and in accordance with this Article.

SECTION 14.02                                   Defeasance and Discharge. Upon the Issuer’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Issuer shall be deemed to have been discharged from its obligations with respect to such Outstanding Securities on the date the conditions set forth in Section 14.04 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 14.05 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Issuer, shall execute instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Securities to receive, solely from the trust fund described in Section 14.04 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Securities when such payments are due, (B) the Issuer’s obligations with respect to such Securities under Sections 1.02, 3.04, 3.05, 3.06, 10.02 and 10.03, (C) the rights, powers, trusts, duties, immunities and indemnities of the Trustee hereunder and the obligations of the Issuer in respect thereof and (D) this Article Fourteen. Subject to compliance with this Article Fourteen, the Issuer may exercise its option under this Section 14.02 notwithstanding the prior exercise of its option under Section 14.03 with respect to such Securities.

SECTION 14.03                                   Covenant Defeasance. Upon the Issuer’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Issuer shall be released from its obligations under Sections 10.04 and 10.05 (except with respect to surviving obligations owed to the Trustee), and, if specified pursuant to Section 3.01, its obligations under any other covenant, with respect to such Outstanding Securities on and after the date the conditions set forth in Section 14.04 are satisfied (hereinafter, “covenant defeasance”), and such Securities shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with Sections 10.04 and 10.05, or such other covenant, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section or such other covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or such other covenant or by reason of reference in any such Section or such other covenant to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under Section 5.01(4) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

SECTION 14.04                                   Conditions to Defeasance or Covenant Defeasance. The following shall be the conditions to application of either Section 14.02 or Section 14.03 to any Outstanding Securities of or within a series:

(1)                              The Issuer shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 6.10 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) an amount (in such Currency in which such Securities are then specified as payable at Stated Maturity), or (B) Government Obligations applicable to such Securities (determined on the basis of the Currency in which such Securities are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal (including any premium) and interest, if any, under such Securities, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest on such Outstanding Securities on the Stated Maturity (or Redemption Date, if applicable) of such principal or installment of principal or interest and (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities. Before such a deposit, the Issuer may give to the Trustee, in accordance with Section 11.02 hereof, a notice of its election to redeem all or any part of such Securities at a future date in accordance with Article Eleven hereof and the terms of such Securities, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2)                              No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (6) or (7) of Section 5.01 are concerned, at any time during the three-month period after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3)                              Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer is a party or by which it is bound.

(4)                              In the case of an election under Section 14.02, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date such Outstanding Securities were issued, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5)                              In the case of an election under Section 14.03, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(6)                              Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 3.01.

(7)                              The Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 14.02 or the covenant defeasance under Section 14.03 (as the case may be) have been complied with.

SECTION 14.05                                   Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions. Subject to the provisions of the last paragraph of Section 10.03, all money and Government Obligations (or other property as may be provided pursuant to Section 3.01) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee-collectively for purposes of this Section 14.05, the “Trustee”) pursuant to Section 14.04 in respect of any Outstanding Securities of such series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

Unless otherwise specified with respect to any Security pursuant to Section 3.01, if, after a deposit referred to in Section 14.04(1) has been made, (a) the Holder of a Security in respect of which such deposit was made is entitled pursuant to a Conversion Event to receive payment in a Currency other than that in which the deposit pursuant to Section 14.04(1) has been made in respect of such Security, or (b) by the terms of any Security in respect of which the deposit pursuant to Section 14.04(1) has been made, the indebtedness represented by such Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (premium, if any, on), and interest, if any, on such Security as they become due out of the proceeds yielded by converting (from time to time as specified below in the case of any such Conversion Event) the amount or other property deposited in respect of such Security into the Currency in which such Security becomes payable as a result of such Conversion Event in accordance with Section 3.11(b).

The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 14.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities.

Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon Issuer Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 14.04 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

If the Trustee or Paying Agent is unable to apply any Currency or Government Obligations in accordance with Section 14.02 or Section 14.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 14.02 or Section 14.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 14.02 or Section 14.03, as the case may be; provided that, if the Issuer makes any payment of principal, premium, if any, or interest on any Security following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FIFTEEN
JUDGMENT CURRENCY

SECTION 15.01         Judgment Currency. Any payment on account of an amount that is payable in Euros which is made to or for the account of any Holder or the Trustee in lawful currency of any jurisdiction other than the European Monetary Union (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Issuer, shall constitute a discharge of the Issuer’s obligations under this Indenture and the Outstanding Securities of each series only to the extent of the amount of Euros which such Holder or the Trustee, as the case may be, could purchase in the London foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency. If the amount of Euros that could be so purchased is less than the amount of Euros originally due to such Holder or the Trustee, as the case may be, the Issuer shall indemnify and hold harmless the Holder or the Trustee, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Indenture or the Securities of each series, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any Holder or the Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due pursuant to this Indenture or under the terms of the Outstanding Securities of such series or under any judgment or order.

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

FAIRFAX FINANCIAL HOLDINGS LIMITED, as Issuer

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: President

[Signature page to Indenture]

THE BANK OF NEW YORK MELLON, as United States Trustee, Paying Agent and Security Registrar

By:	/s/ Elizabeth Stern
	Name:	Elizabeth Stern
	Title:	Vice President

BNY TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Elizabeth Stern
	Name:	Elizabeth Stern
	Title:	Authorizing Signing Officer

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as London Paying Agent

By:	/s/ Elizabeth Stern
	Name:	Elizabeth Stern
	Title:	Vice President

[Signature page to Indenture]

EXHIBIT A
FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM RESTRICTED GLOBAL SECURITY TO REGULATION S GLOBAL SECURITY *

(Transfers of Restricted Global Security to Regulation S Global Security pursuant to Section 3.05 of the Indenture)

THE BANK OF NEW YORK MELLON, as United States Trustee

101 Barclay Street

Floor 7 East

New York, New York 10286

BNY TRUST COMPANY OF CANADA, as Canadian Trustee

1 York St., 6th Floor

Toronto, Ontario, Canada, M5J 0B6

Re:  ____% [NAME OF SECURITY] due [____]

Reference is hereby made to the indenture dated as of March 29, 2018 (the “Indenture”) by and among Fairfax Financial Holdings Limited, a corporation duly organized and existing under the laws of Canada (the “Issuer”), The Bank of New York Mellon, as trustee (the “United States Trustee” or the “Trustee”), paying agent and securities registrar, BNY Trust Company of Canada, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all the provinces and territories of Canada, as Canadian Trustee, and The Bank of New York Mellon, London Branch, as London paying agent (the “London Paying Agent”). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture, or Regulation S, as applicable.

This letter relates to €_________________ aggregate principal amount of the Issuer’s ____% [NAME OF SECURITY] due [____] (the “Securities”) that are held as a beneficial interest in the form of the Restricted Global Security (Common Code No. _________; ISIN No. __________) with the Depositary in the name of [name of transferor] (the “Transferor”). The Transferor has requested an exchange or transfer of such beneficial interest for an equivalent beneficial interest in the Regulation S Global Security (Common Code No. _______________; ISIN No. _______________).

In connection with such request, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Securities and:

(a)                               with respect to transfers made in reliance on Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), does certify that:

(i)                                  the offer of the Securities was not made to a person in the United States;

(ii)                              either (A) at the time the buy order is originated the transferee is outside the United States or the Transferor and any person acting on its behalf reasonably believes that the transferee is outside the United States or; (B) the transaction was executed in, on or through the facilities of a designated offshore securities market described in paragraph (b) of Rule 902 of Regulation S and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States;

A-1

(iii)                          no directed selling efforts have been made in the United States by the Transferor, an affiliate thereof or any person acting on their behalf in contravention of the requirements of Rule 903 or 904 of Regulation S, as applicable;

(iv)                          the transaction is not part of a plan or scheme to evade the registration requirements of the U.S. Securities Act; and

(v)                              the Transferor is not the Issuer, a distributor of the Securities, an affiliate of the Issuer or any such distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or a person acting on behalf of any of the foregoing,

(b)                              with respect to transfers made in reliance on Rule 144 the Transferor certifies that the Securities are being transferred in a transaction permitted by Rule 144 under the U.S. Securities Act.

You and the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Name of Transferor

By:

Name:
Title:
Date:

cc:	Fairfax Financial Holdings Limited
Attn: Secretary

*                            If the Security is in definitive form, appropriate changes need to be made to the form of this transfer certificate.

A-2

EXHIBIT B
FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM REGULATION S GLOBAL SECURITY TO RESTRICTED GLOBAL SECURITY

(Transfers of Regulation S Global Security to Restricted Global Security pursuant to Section 3.05 of the Indenture)

THE BANK OF NEW YORK MELLON, as United States Trustee

101 Barclay Street

Floor 7 East

New York, New York 10286

BNY TRUST COMPANY OF CANADA, as Canadian Trustee

1 York St., 6th Floor

Toronto, Ontario, Canada, M5J 0B6

Re: ____% [NAME OF SECURITY] due [____]

Reference is hereby made to the indenture dated as of March 29, 2018 (the “Indenture”) by and among Fairfax Financial Holdings Limited, a corporation duly organized and existing under the laws of Canada (the “Issuer”), The Bank of New York Mellon, as trustee (the “United States Trustee” or the “Trustee”), paying agent and securities registrar, BNY Trust Company of Canada, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all the provinces and territories of Canada, as Canadian Trustee, and The Bank of New York Mellon, London Branch, as London paying agent (the “London Paying Agent”). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

This letter relates to €______________aggregate principal amount at maturity of the Issuer’s ____% [NAME OF SECURITY] due [_____] (the “Securities”) that are held in the form of the Regulation S Global Security with the Depositary (Common Code No. _________; ISIN No. __________) in the name of [name of transferor] (the “Transferor”) to effect the transfer of the Securities in exchange for an equivalent beneficial interest in the Restricted Global Security (CUSIP No. _________, ISIN No. _________).

In connection with such request, and in respect of such Securities the Transferor does hereby certify that such Securities are being transferred in accordance with the transfer restrictions set forth in the Securities and that:

CHECK ONE BOX BELOW:

☐

the Transferor is relying on Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”) for exemption from such Act’s registration requirements; it is transferring such Securities to a person it reasonably believes is a “qualified institutional buyer” as defined in Rule 144A that purchases for its own account, or for the account of a qualified institutional buyer, and to whom the Transferor has given notice that the transfer is made in reliance on Rule 144A and the transfer is being made in accordance with any applicable securities laws of any state of the United States; or

☐	the Distribution Compliance Period has expired and the Transferor is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act, subject to the

Issuer’s and the Trustee’s right prior to any such offer, sale or transfer to require the delivery of an Opinion of Counsel, certification and/or other information satisfactory to the Issuer.

You and the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Name of Transferor

By:

Name:
Title:
Date:

cc:	Fairfax Financial Holdings Limited
Attn: Secretary

*                            If the Security is in definitive form, appropriate changes need to be made to the form of this transfer certificate.